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                                                  Filed by U.S. Home Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: U.S. Home Corporation
                                                   Commission File No: 001-05899


     U.S. HOME CORPORATION DISTRIBUTED THIS PRESS RELEASE ON APRIL 3, 2000:
              LENNAR AND U.S. HOME FIX STOCKHOLDER MEETING DATES
     ----------------------------------------------------------------------

         MIAMI, April 3, 2000 -- Lennar Corporation (NYSE: LEN) and U.S. Home Corporation (NYSE: UH) each announced that the stockholders' meetings at which its stockholders will vote upon Lennar's acquisition of U.S. Home will be held on April 28, 2000.

           As previously announced, Lennar and U.S. Home have agreed to a transaction in which Lennar will acquire U.S. Home for a combination of cash and Lennar common stock.

         These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectation and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Lennar Corporation; failure of the U.S. Home or Lennar stockholders to approve the merger; the risk that the U.S. Home and Lennar businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting U.S. Home's and Lennar's businesses generally. More detailed information about those factors is set forth in U.S. Home's filings with the Securities and Exchange Commission, including its Annual Report filed on Form 10-K for the fiscal year ended December 31, 1999, especially in the Management's Discussion and Analysis section, its most recent quarterly reports on Form 10-Q, and its Current Reports on Form 8-K. U.S. Home is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                                    * * * * *

         U.S. Home and Lennar have jointly prepared a joint proxy statement/prospectus which has been filed with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders
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may obtain a free copy of the joint proxy statement/prospectus and other documents filed by U.S. Home Corporation and Lennar Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. In addition, the joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by U.S. Home Corporation may be obtained for free from U.S. Home Corporation by directing a request to U.S. Home Corporation, 10707 Clay Road, Houston, Texas 77041,
Attention: Investor Relations, telephone (713) 877-2311. The joint proxy statement/prospectus and other documents filed with the Securities and Exchange Commission by Lennar Corporation may be obtained for free from Lennar Corporation by directing a request to Lennar Corporation, 700 Northwest 107th Avenue, 4th Floor; Miami, Florida 33172, Attention: Investor Relations, telephone (305) 559-4000.


         READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.


         U.S. HOME Corporation, its directors, executive officers and certain other members of U.S. Home Corporation management and employees have been soliciting proxies from U.S. Home Corporation stockholders in favor of the merger. Information concerning the participants is set forth on a Schedule 14A filed with the Securities and Exchange Commission.